EnBW to Build Solar Park with 5.5 MW of Solarfun PV Modules in Ulm-Eggingen, Germany

SHANGHAI, March 22 /PRNewswire-FirstCall/ -- EnBW Energie Baden-Wurttemberg AG ("EnBW"), the third largest energy company in Germany, announced that it plans to build a solar park in Baden-Wuerttemberg using 5.5 MW of photovoltaic ("PV") modules produced by Solarfun Power Holdings Co., Ltd. ("Solarfun") (Nasdaq: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and PV cells and modules in China. The solar park, one of the largest in the region, will be constructed on a former dumpsite and is expected to be connected to the grid in June 2010.  The new project is expected to supply electricity to approximately 1,970 households and save approximately 3,990 tons of carbon dioxide per year.

Stefan Thiele, spokesman of the management board of EnBW Erneuerbare Energien GmbH, commented, "EnBW is expanding its development goals in the renewable energy sector. In addition to a central focus on hydropower and wind energy, EnBW is also increasingly concentrating on solar energy. We are looking forward to building this project in the town of Eggingen near Ulm, Germany.  It will be our fifth PV project in the past few months and will be one of the biggest solar parks in the region.  The eight hectares will be covered by polycrystalline PV modules produced by Solarfun. Siemens will deliver the central inverters. The construction work will be provided by Bayer & Raach, a solar company in Zwiefalten, Germany."

EnBW plans to increase the share of renewables in its energy mix to 20% by 2020. In doing so, EnBW intends to focus on the expansion of wind energy and hydropower and on further developing technologies such as solar energy, biomass and biogas. In the PV field, EnBW will increase its installed power to 10 MW with the Ulm-Eggingen solar park.  EnBW connected its first large solar project with a 2.1 MW park in Leibertingen. In addition, EnBW installed approximately 1 MW of PV modules on the roofs of its logistics and administration centers in Wendlingen and Stuttgart.

Peter Xie, President of Solarfun, added, "We are pleased that EnBW decided to choose our high-quality modules for this new project in Germany. EnBW is an important new customer and we look forward to building a long-term relationship with EnBW. Renewable energy continues to play an important role in Germany and we are happy that our advanced technology will be serving the people of Baden-Wuerttemberg for many years to come."

ABOUT EnBW

EnBW Energie Baden-Wurttemberg AG is the third largest energy company in Germany, with over  six million customers and more than 20,000 employees.  The company focuses on electricity and gas as well as energy and environmental services.  The Company operates in Baden-Wurttemberg, Germany, and in other markets in central and eastern Europe.

ABOUT SOLARFUN

Solarfun manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards.

SOLF-G

www.solarfun-power.com

Solarfun Media Contact:

Stacie Campbell
Corporate Marketing Manager
Stacie.campbell@solarfun-power.com

Solarfun Investor Contact:
Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080

P. R. China
Tel:  86-21-2602 2833 / Mobile:  86 138 1612 2768
E-mail: IR@solarfun-power.com

Christensen
Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  852 2117 0861
E-mail:  rhu@ChristensenIR.com

EnBW Energie Baden-Wurttemberg AG
Unternehmenskommunikation
Durlacher Allee 93
76131 Karlsruhe
Telefon: +49 (0)7 21/63-1 43 20
Fax: +49 (0)7 21/63-1 26 72
presse@enbw.com
www.enbw.com
Energie braucht Impulse
EnBW Energie Baden-Wurttemberg AG
Sitz der Gesellschaft: Karlsruhe
Handelsregister: Amtsgericht Mannheim _ HRB 107956
Vorsitzender des Aufsichtsrats: Dr. Claus Dieter Hoffmann
Vorstand:
Hans-Peter Villis (Vorsitzender)
Dr. Bernhard Beck
Christian Buchel
Dr. Hans-Josef Zimmer

CONTACT: Media, Stacie Campbell, Corporate Marketing Manager, Stacie.campbell@solarfun-power.com, Investors, Paul Combs, V.P. Strategic Planning, 86-21-2602 2833, Mobile, 86 138 1612 2768, IR@solarfun-power.com, both of Solarfun; Kathy Li, +1-480-614-3036, kli@ChristensenIR.com, Roger Hu, 852 2117 0861, rhu@ChristensenIR.com, both of Christensen; EnBW Energie Baden-Wurttemberg AG, Unternehmenskommunikation, +49 (0)7 21/63-1 43 20, fax, +49 (0)7 21/63-1 26 72, presse@enbw.com